UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

REGENCY ENERGY PARTNERS LP

(Name of issuer)

Common Units

(Title of class of securities)

75885Y 10 7

(CUSIP number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

June 4, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 2 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,266,791
	8.	Shared voting power 45,771,267
	9.	Sole dispositive power 26,266,791
	10.	Shared dispositive power 45,771,267
11.	Aggregate amount beneficially owned by each reporting person 72,038,058[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 20.1%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 3 of 20

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,266,791
	8.	Shared voting power 45,771,267
	9.	Sole dispositive power 26,266,791
	10.	Shared dispositive power 45,771,267
11.	Aggregate amount beneficially owned by each reporting person 72,038,058[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 20.1%[2]
14.	Type of reporting person OO (Limited Liability Company)

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 4 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,266,791
	8.	Shared voting power 45,771,267
	9.	Sole dispositive power 26,266,791
	10.	Shared dispositive power 45,771,267
11.	Aggregate amount beneficially owned by each reporting person 72,038,058[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 20.1%[2]
14.	Type of reporting person IN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 5 of 20

1.	Name of Reporting Person; S.S. or IRS Identification ETE Common Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,398,848
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,398,848
11.	Aggregate amount beneficially owned by each reporting person 14,398,848
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.0%[1]
14.	Type of reporting person IN

[1]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 6 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners, L.P. 73-1493906
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.8%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 7 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Heritage ETC, L.P. 20-0660759
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.8%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 8 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Heritage ETC GP, L.L.C. 26-2124572
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.8%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 9 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.8%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 10 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.8%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 11 of 20

1.	Name of Reporting Person; S.S. or IRS Identification Panhandle Eastern Pipe Line Company, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,372,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 31,372,419
11.	Aggregate amount beneficially owned by each reporting person 31,372,419[1]
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.8%[2]
14.	Type of reporting person PN

[1]	The Reporting Person also beneficially owns 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units.
[2]	Based on 357,613,669 Common Units outstanding on June 3, 2014

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 12 of 20

This Amendment No. 3 (the “Amended Schedule 13D”) amends the Schedule 13D originally filed on June 4, 2010, as amended on December 13, 2010 and May 10, 2013 as set forth below.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement is being filed by ETE Common Holdings, LLC (“ETE Common Holdings”), Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”), Kelcy L. Warren (“Warren”), Energy Transfer Partners, L.P. (“ETP”), Energy Transfer Partners GP, L.P. (“ETP GP”), Energy Transfer Partners, L.L.C. (“ETP LLC”), Panhandle Eastern Pipe Line Company, LP (“PEPL”), Heritage ETC, L.P. (“Heritage”) and Heritage ETC GP, L.L.C (“Heritage GP” and collectively with ETE, LE GP, Warren, ETP, ETP GP, ETP LLC, PEPL and Heritage, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 2001 Bryan Street, Suite 3700, Dallas, Texas 75201.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) — (c) This Schedule is filed jointly by:

(i)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(ii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(iv)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(v)	LE GP, LLC, a Delaware limited liability company (“LE GP”);

(vi)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage”);

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 13 of 20

(vii)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage GP”);

(viii)	ETE Common Holdings, LLC, a Delaware limited liability company (“ETE Common Holdings”);

(ix)	Panhandle Eastern Pipe Line Company, LP, a Delaware limited partnership (“PEPL”); and

(x)	Kelcy L. Warren, (“Warren,” and collectively with ETP, ETP GP, ETP LLC, ETE, LE GP, Heritage, Heritage GP, ETE Common Holdings and PEPL, the “Reporting Persons”).

The principal business of ETP is to operate a diversified portfolio of energy assets through its wholly-owned subsidiaries. PEPL is a wholly-owned subsidiary of ETP. The principal business of PEPL is transportation and storage of natural gas. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. The principal business of ETE is to own all of the interests in the general partner of ETP and the Issuer and certain equity securities of ETP and the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. ETE Common Holdings is a wholly owned subsidiary of ETE. ETE owns all of the membership interests in ETE Common Holdings Member, LLC (“ETE CH Member”). ETE owns a 99.8% interest in ETE Common Holdings and ETE CH Member owns a 0.2% interest in ETE Common Holdings. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. Heritage’s principal business was to operate ETP’s retail propane business. The general partner of Heritage is Heritage GP. The principal business of Heritage GP is serving as the general partner of Heritage. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 14 of 20

The name, business address and present principal occupation or employment of each of the executive officers and directors of ETP LLC, LE GP and Heritage GP (the “Listed Persons”) are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Group Chief Financial Officer, Head of Business Development and Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President and Director	President of LE GP

Matthew S. Ramsey 1001 McKinney St. Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

William P. (Bill) Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Executive of Energy Transfer Partners, L.L.C.

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc., AmeriGas Partners, L.P. and TMI, LLC

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 15 of 20

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

Paul E. Glaske 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Chairman and CEO, Blue Bird Corporation

Ted Collins, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Collins & Ware Inc.

Michael K. Grimm 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

David K. Skidmore 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Skidmore Exploration Inc.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Richard A Cargile 3738 Oak Lawn Ave. Dallas, TX 75219	President – Midstream	President – Midstream of Energy Transfer Partners, L.L.C.

Heritage GP:

Name and Business Address	Capacity in Which Serves Heritage GP	Principal Occupation
Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Manager	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer and Manager	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 16 of 20

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

Pursuant to a Common Unit Purchase Agreement dated as of June 4, 2014, between ETE Common Holdings, LLC (“ETE Common Holdings”) and Regency Energy Partners LP (“Regency”), ETE Common Holdings purchased from Regency 14,398,848 common units representing limited partner interests in Regency for an aggregate purchase price of $400,000,000.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit G hereto, and is incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Listed Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 357,613,669 Common Units of the Issuer were outstanding as of June 3, 2014. ETE, LE GP and Warren (the “ETE Group”) are deemed to be beneficial owners of 72,049,574 Common Units. The Common Units owned by the ETE Group constitute approximately 20.1% of the total issued and outstanding Common Units. The ETE Group has sole power to vote and dispose of 26,266,791 of the Common Units beneficially owned by the ETE Group and shares with the ETP Group (defined below) power to vote and dispose of the remaining 45,771,267 Common Units beneficially owned. ETE Common Holdings is deemed to be the beneficial owner of 14,398,848 Common Units. The Common Units beneficially owned by the ETE Common Holdings constitute approximately 4.0% of the total issued and outstanding Common Units. ETP, ETP GP, ETP LLC, PEPL, Heritage and Heritage GP (collectively, the “ETP Group”) are deemed to be beneficial owners of 31,372,419 Common Units. The Common Units beneficially owned by the ETP Group constitute approximately 8.8% of the total issued and outstanding Common Units. The ETP Group shares with the ETE Group the power to vote and dispose of the Common Units beneficially owned by the ETP Group. The Reporting Persons (other than ETE Common Holdings) are deemed to be beneficial owners of 6,274,483 Class F Common Units, which vote as a single class with the Common Units other than with respect to matters adversely affecting any rights, preferences and privileges of the Class F Common Units. The 6,274,483 Class F Common Units beneficially owned by the Reporting Persons represent 100% of the total issued and outstanding Class F Common Units. The Reporting Persons (other than ETE Common Holdings) share the power to vote and dispose of the Class F Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units or Class F Units beneficially owned by the Reporting Persons.

(c) Except for the transaction described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 17 of 20

(e) Not applicable.

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 18 of 20

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarized certain provisions of the Purchase Agreement. A copy of the Purchase Agreement is attached as Exhibit G.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT F	Joint Filing Agreement and Power of Attorney dated June 11, 2014 among the Reporting Persons.

EXHIBIT G	Purchase Agreement between Energy Transfer Partners, L.P. and Regency Energy Partners LP dated June 4, 2014 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on June 4, 2014).

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2014

/s/ Sonia Aube
Kelcy L. Warren By Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, general partner

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

LE GP, LLC

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

ETE COMMON HOLDINGS

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., general partner

By:	Energy Transfer Partners, L.L.C., general partner

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

CUSIP NO. 75885Y 10 7	SCHEDULE 13D/A	Page 20 of 20

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., general partner

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

PANHANDLE EASTERN PIPE LINE COMPANY, LP

By:	Southern Union Panhandle, LLC

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C.

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact

HERITAGE ETC GP, L.L.C.

By:	/s/ William J. Healy
William J. Healy, Attorney-in-Fact